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                                October 9, 2000



Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549-0405

         Re:      Application to Withdraw Registration Statement:
                  ----------------------------------------------

                  Enron International CPO LP
                  Enron International CPO, Inc.
                  Registration Statement on Form S-1
                  File No. 333-61033; -01
                  Filed August 7, 1998

Ladies and Gentlemen:

         Pursuant to the provisions of Rule 477 of the rules and regulations under the Securities Act of 1933, Enron International CPO LP and Enron International CPO, Inc. (collectively, "Enron International") hereby submit this application to the Commission for its consent to the withdrawal of Enron International's Registration Statement on Form S-1, File Nos. 333-61033 and 333-61033-01, as filed with the Commission on August 7, 1998 (the "Registration Statement"). In support of this application, Enron International respectively submits the following grounds for withdrawal:

     (1) The Registration Statement has been on file with the Commission for a period of in excess of nine months;

     (2) Based upon market conditions at this time, Enron International has determined to postpone the offering indefinitely, and does not intend to file another amendment to the Registration Statement updating the financial and other information contained therein; and

     (3) Considering the date of the Registration Statement and consistent with the criteria for withdrawal set forth in Rule 477, Enron International submits that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.
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Securities and Exchange Commission
October 9, 2000
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         Please contact the undersigned if you have any questions concerning this Application for Withdrawal.

                                  Respectfully submitted,

                                  ENRON INTERNATIONAL CPO LP
                                  By:  Enron CPO Holdings, Inc.
                                          its General Partner


                                  By: /s/ ANGUS H. DAVIS
                                     ---------------------------------
                                        Angus H. Davis
                                        Vice President



                                  ENRON INTERNATIONAL CPO, INC.


                                  By: /s/ ANGUS H. DAVIS
                                     -----------------------------------------
                                        Angus H. Davis
                                        Vice President



  cc:    Mr. H. Roger Schwall
         Assistant Director, Division of Corporation Finance